UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GJ Culture Group US, Inc.
(Name of Issuer)

Common stock
(Title of Class of Securities)

US36253J1060
(CUSIP Number)

Room 1702, No. 31, Lane 60, Handan Road, Yangpu District, Shanghai, P.R. China +(86) 13916071950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	36253J106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jianhua Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [X]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,470,877
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,470,877
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,470,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.72%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Based upon 42,959,574 shares of Common Stock issued and outstanding as of July 10, 2020.

Item 1. Security and Issuer

This statement relates to the receiving by the Reporting Person of 8,470,877 Shares of the common stock, at $0.003 Per Share purchase price, pursuant to a Founders’ Stock Purchase Agreement between the Reporting Person and GJ Culture Group US, Inc., having its principal executive offices at 4125 Blackhawk Plaza Circle, Suite 166

Danville, CA 94506.

Item 2. Identity and Background

(a)	The reporting person for purposes of this statement is Jianhua Wang (the “Reporting Person”).

(b)	The business address of the Reporting Person is Room 1702, No. 32, Lane 60, Handan Road, Yangpu District, Shanghai, P.R. China.

(c)	The Reporting Person’s principal business is that of investing and managing companies in cultural industry.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The citizenship of the Reporting Person is P.R. China.

Item 3. Source and Amount of Funds or Other Considerations

On February 26, 2019, GJ Culture Group US, Inc. (the Company) and the Reporting Person, an individual, entered into a Founder’s Stock Purchase Agreement (the “Agreement”). Pursuant to the Agreement, the Reporting Person agreed to purchase from the Company, and the Company agreed to sell to the Reporting Person, an aggregate of 8,470,877 shares of the Common Stock of the Company (the “Stock”) at $0.003 per share, for an aggregate purchase price of $25,413. Shares were issued on February 26, 2019. The source of the funds, in the aggregate sum of $25,413 used by the Reporting Person was personal funds.

Item 4. Purpose of Transaction

The acquisition of the securities by Reporting Person was for private investment purposes.

(a-j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person’s percentage ownership of Common Stock is based on 42,959,574 shares being outstanding. The Reporting Person beneficially owns 8,470,877 shares of Common Stock of the Issuer equivalent to approximately 19.72% of such class.

(b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock of the Issuer.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has sole voting and dispositive power over the 8,470,877 shares of Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

08/04/2020
Dated

/s/ Jianhua Wang
Signature

Jianhua Wang
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).